

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2013

Via E-mail
Pamela G. Marrone, Ph.D.
President and Chief Executive Officer
Marrone Bio Innovations, Inc.
2121 Second St. Suite A-107
Davis, CA 85618

> **Re: Marrone Bio Innovations, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 1, 2013**
> **File No. 333-189753**

Dear Dr. Marrone:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please remove references to "Joint Book-Running Managers" and "Co-Managers" from the front cover page of the prospectus.

Prospectus Summary, page 1

Our Company, page 1

2. Please revise this section to present a more balanced summary of your company and its prospects. Please discuss, for example, your limited operating history and number of commercialized products, the significant losses you have incurred to date, including the increasing losses you have experienced in recent periods, and your expectation that you will continue to incur losses for the next several years.

Industry Overview, page 6

3. Please refer to the first paragraph of this section. In the fifth sentence, you include 2009 industry data regarding the global non-crop market for pesticides. Please tell us whether more recent industry data is available. Please also revise the last sentence of this paragraph to clarify which of the previously discussed totals you are referencing.

Critical Accounting Policies and Estimates, page 63

Significant Factors, Assumptions and Methodologies, page 66

4. Reference is made to the last sentence of the final paragraph on page 68. Please explain whether and/or how compensation expense was recorded for the September 2012 options granted at the $2.00 exercise price. Quantify the number of such options granted as well.

Management, page 92

Director Compensation, page 97

5. Please include the table required by Item 402(r) of Regulation S-K.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

6. We note, from your supplemental disclosures, that $837,000 interest has been added to the principal of your convertible notes. We assume that this amount has also been included in $1,224,000 of noncash interest expense presented in the operating section of the cash flow statement. Please confirm our assumption.

7. As a related matter, we would expect the redemption of any convertible notes which represent interest incurred but not paid, to be presented as adjustments to reconcile net loss to net cash used in operating activities pursuant to ASC 230-10-45-17-d. Please confirm that your accounting policy is consistent with this guidance.

Note 7 – Convertible Notes Payable, page F-24

8. Reference is made to your discussion of the December 2012 Convertible Note. It appears that your related reference to the Accounting Standards Codification should be to ASC 605. Please revise on page F-27 and throughout the filing as applicable, or advise.

Other

9. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Pamela G. Marrone, Ph.D.
Marrone Bio Innovations, Inc.
July 8, 2013
Page 3

10. Please provide a currently dated consent from the independent registered public accounting firm with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief